Altra Holdings, Inc.
300 Granite Street, Ste 201
Braintree, MA 02184
Tel 781.917.0600
Fax 781.843.0709
March 16, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549
Attn: Sherry Haywood
Re:	Altra Holdings, Inc. Registration Statement on Form S-4 File No. 333-164646
Ladies and Gentlemen:
     Altra Holdings, Inc., a Delaware corporation (the “Company”), is proposing to offer, upon the terms and subject to the conditions set forth in a registration statement on Form S-4 (the “Exchange Offer Prospectus”) and in the accompanying Letter of Transmittal (which together constitute the “Exchange Offer”), to exchange up to and including $210,000,000 aggregate principal amount of its 8 1/8% Senior Secured Notes due 2016 (the “New Notes”), which will be registered under the Securities Act of 1933, as amended (the “Securities Act”), for a like principal amount of its outstanding 8 1/8% Senior Secured Notes due 2016 (the “Old Notes”), of which $210,000,000 aggregate principal amount is outstanding.
     In accordance with prior interpretive letters of the staff of the Division of Corporation Finance (the “Staff”) addressed to third parties in other transactions,1 the Company is making the Exchange Offer in reliance on the Staff’s position enunciated in the prior interpretive letters. The Company represents that it (a) has not entered into any arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the New Notes received in the Exchange Offer and (b) has not entered into any arrangement or understanding with any broker-dealer to participate in a distribution of the New Notes. To the best of the Company’s knowledge, based upon the representations and agreements to be set forth in each Letter of Transmittal, each holder of Old Notes who exchanges Old Notes for New Notes in the Exchange Offer will be acquiring such New Notes in the ordinary course of its business and will have no arrangement or understanding with any person to participate in a distribution of such New Notes. The Exchange Offer Prospectus indicates that if a holder who is an affiliate or has an arrangement or understanding with respect to the distribution of the New Notes, such

[1]	See Shearman & Sterling (avail. July 2, 1993); Morgan Stanley & Co. Incorporated (avail. June 5, 1991); and Exxon Capital Holdings Corporation (avail. April 13, 1988).
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Sherry Haywood
United States Securities and Exchange Commission
March 16, 2010

holder of New Notes will not be entitled to rely on the Staff’s position enunciated in the prior interpretive letters and, instead, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction unless such resale is made pursuant to an exemption from such requirements. The Company acknowledges that a secondary resale transaction by a holder who is using the Exchange Offer to participate in a distribution of the New Notes to be acquired in the Exchange Offer should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.
     The Exchange Offer Prospectus also indicates that if any broker-dealer holds Old Notes acquired for its own account as a result of market-making or other trading activities and exchanges such Old Notes for New Notes, then such broker-dealer must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer will acknowledge in the Letter of Transmittal that it acquired the Old Notes for its own account as the result of market-making or other trading activities and will agree to deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Old Notes (which may be the Exchange Offer Prospectus). The Letter of Transmittal will also state that, by such acknowledgment and delivery, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
     If you have any questions regarding this supplemental submission, please contact our counsel, Rodney H. Bell, of Holland & Knight LLP, at (305) 789-7639.

Very truly yours, ALTRA HOLDINGS, INC.
By:	/s/ Glenn E. Deegan
Glenn E. Deegan, Esq.
Vice President, Legal & Human Resources, General Counsel & Secretary
cc: Rodney H. Bell, Esq.